UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 001-8796

QUESTAR CORPORATION

EMPLOYEE INVESTMENT PLAN

Questar Corporation

180 East 100 South

P.O. Box 45433

Salt Lake City, Utah 84145-0433

The following audited financial statements are enclosed with this report:

1.

Statement of Net Assets available for Plan Benefits as of December 31, 2007 and December 31, 2006.

2.

Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2007.

3.

Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2007, are attached as an exhibit to this Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION

EMPLOYEE BENEFITS COMMITTEE

Date:  June 24, 2008

/s/Keith O. Rattie

Keith O. Rattie, Chairman

Employee Benefits Committee

Questar Corporation

Employee Investment Plan

Table of Contents

Page No.

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007

3

Notes accompanying the financial statements

4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

8

Exhibit:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

9

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Questar Corporation Employee Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Salt Lake City, Utah

June 24, 2008

Questar Employee Investment Plan 2007 11-K

Questar Corporation

Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments at fair value
Questar Corporation common stock	$329,981,219	$270,147,448
Registered investment companies	138,245,227	120,815,628
Collective trust funds	40,023,297	33,644,448
Collective trust funds – related to fully benefit-responsive investment contracts	44,596,460	41,042,744
Participant loans	8,253,012	7,988,297
Total Investments	561,099,215	473,638,565

Receivables
Contributions receivable from Questar Corporation	403,000	386,000
Dividends and earnings receivable	147,340	116,904
Pending trades	473,860	192,988
Total Receivables	1,024,200	695,892
	562,123,415	474,334,457
Liabilities
Pending trades	466,128	38,403
Net assets available for benefits at fair value	561,657,287	474,296,054
Adjustment from fair value to contract value for investments in collective
trust funds, related to fully benefit-responsive investment contracts	156,636	582,757
Net assets available for benefits	$561,813,923	$474,878,811

See notes accompanying the financial statements

Questar Employee Investment Plan 2007 11-K

Questar Corporation

Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
Additions
Investment income
Dividends and earnings	$ 6,269,946
Interest income from participant loans	611,963
Net realized and unrealized appreciation in fair value of investments	85,504,418
92,386,327
Contributions
Participants	12,812,506
Employer	8,111,775
Rollover	920,721
Total contributions	21,845,002
Total additions	114,231,329

Deductions
Distributions	27,139,390
Trustee and redemption fees	156,827
Total deductions	27,296,217

Net increase	86,935,112
Net assets available for benefits at beginning of year	474,878,811
Net assets available for benefits at end of year	$561,813,923

See notes accompanying the financial statements

Questar Employee Investment Plan 2007 11-K

Questar Corporation

Employee Investment Plan

Notes accompanying the financial statements

1.  Description of the Plan

The following description of the Questar Corporation Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of Questar Corporation and certain of its subsidiaries (Questar). The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The record keeper and trustee for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). As of May 15, 2007, Questar’s Employee Benefits Committee is the Plan Administrator. In 2006, the Plan Administrator was the Employee Investment Plan Committee.

There is no service requirement for an employee of a participating employer to participate in the Plan. However, employees classified as human-resource pool employees are ineligible to participate. Effective July 1, 2007, participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 3% pre-tax contribution rate unless they make a timely election to change the contribution rate or not to participate. Prior to January 1, 2007, the contributions from the automatic enrollment were invested in the Wells Fargo Stable Return Fund (Stable Return Fund). Beginning in 2007, they are invested in the MFS Total Return Fund. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2007 and 2006 was $15,500 and $15,000, respectively. The catch-up maximum contribution limit for each year was $5,000 for participants that turned age 50 or older during the Plan year.

Plan participants are able to transfer prior contributions and earnings up to three times per calendar month for employee contribution amounts and up to three times per calendar month for employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts. For those participants employed by a participating employer that is a subsidiary of Questar Market Resources, Inc., beginning January 1, 2007 the overall employer matching contribution is 100% on up to 6% of their eligible compensation contributed to the Plan when made each pay period during the entire year. All other participants receive overall employer matching contributions on up to 6% of their eligible compensation contributed when made each pay period during the entire year at the following percentages: 100% on the first 3% and 60% on the next 3% of eligible contributions. All employer contributions are made on a pre-tax basis. Participants direct the investment of the employer matching contributions to any of the funds available in the Plan. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some of the individual funds have introduced purchase-blocking policies so that when a participant transfers or realigns out of the particular fund, a purchase block goes into effect and the participant must wait a specified number of calendar days before transferring or realigning back into the same fund.

The Plan provides an additional $200 annual employer non-matching contribution to the Questar Stock Fund at the end of the Plan year to each qualifying employee of participating employers. To be a qualifying employee, the employee must have been eligible to participate in the Plan continuously from the first day through the last day of the Plan year. Eligible employees do not have to otherwise participate in the Plan.

Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are used to calculate vested account balances, but they cannot be used for loans. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, ten years if the loan is to purchase or build a primary residence, and repayment is by payroll deduction. Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Plan participants are allowed two outstanding loans, one residential and one general purpose. Loan applications are processed every business day, and participants are charged a loan-processing fee of $50 per loan, paid from loan proceeds.

Questar Employee Investment Plan 2007 11-K

Upon retirement, death, resignation, or other termination, a Plan participant’s account, to the extent it has vested, becomes distributable as a lump sum. Plan participants may elect to directly roll over Plan distributions into individual retirement accounts or other qualified plans. Distributions are made in cash from the investment funds and in whole shares of Questar common stock. Fractional shares are paid in cash. If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be converted to cash and rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which point a distribution must be made. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan Document explains the rules for withdrawing shares of Questar common stock and funds from participants' accounts, including distributions upon termination of employment, disability or death.

The Plan is subject to the diversification requirements imposed on ESOPs by the Tax Reform Act of 1986, and meets these requirements by allowing qualified participants to receive a diversification distribution of qualified shares of Questar common stock. The shares that qualify for diversification are limited to the shares of Questar common stock credited to accounts on or before December 31, 2002. In accordance with the Plan transfer rules, participants also have the opportunity to transfer out of the Questar Stock Fund and into any other investment option offered by the Plan.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts are used to offset future employer contributions. Amounts forfeited during 2007 were not material. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, other administrative expenses, except commissions, collective trust fund management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies, and a portion of the trustee fees have been paid by Questar. Participants are required to pay some administrative fees directly, such as the $50 loan processing fee. The trustee fees of $156,827 listed on the Statement of Changes in Net Assets Available for Benefits were all paid by the participants and consisted of loan processing fees, redemption fees, and collective trust fund management fees.

2.  Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from the estimates.

Investment Valuation and Income Recognition

Investment in Questar common stock is stated at fair value, based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units in the collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Stable Return Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock and maintains a cash reserve. It uses unitized-value accounting under which the market value of the shares plus the cash reserve are converted to equivalent units for the fund. As a result, the equivalent unit value will be different than the underlying stock price.

Questar Employee Investment Plan 2007 11-K

Dividends

Plan participants can elect to receive cash dividends paid on shares of Questar stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of Questar common stock. Currently reinvested dividend-shares are purchased through the Questar Corporation Dividend Reinvestment and Stock Purchase Plan at market value. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Stable Return Fund, a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

Recent Accounting Developments
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards 157 (SFAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan Administrator is currently evaluating the effect that the provisions of SFAS 157 will have on the Plan’s financial statements.

Reclassifications

Certain reclassifications were made to prior-year Plan’s financial statement to conform with the 2007 presentation.

3.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the Code, and therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is exempt from taxation.

4.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

5.  Investments

The Plan’s net realized and unrealized appreciation in fair value of investments during 2007 is as follows:

Questar Corporation common stock	$78,912,672
Shares of registered investment companies	2,875,828
Collective trust funds	3,715,918
$85,504,418

Questar Employee Investment Plan 2007 11-K

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Questar Corporation common stock	$329,981,219	$270,147,448
Wells Fargo Stable Return Fund	44,596,460	41,625,501

6.  Party-in-Interest Transactions

During 2007, the Plan received dividends of $2,819,037 on shares of Questar common stock held in the Plan. Purchases and in-kind contributions of Questar common stock amounted to $12,830,294, and transactions involving sales and distributions of Questar common stock were $32,534,451 during 2007.

7.  Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500 follows:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$561,813,923	$474,878,811
Adjustment between fair value and contract value related to fully benefit- responsive investment contracts held by common collective trust funds	(156,636)	(582,757)
Net assets available for benefits per the Form 5500	$561,657,287	$474,296,054

A reconciliation of net investment income per the financial statements for the year ended December 31, 2007, to the Form 5500 follows:

Year Ended December 31, 2007
Net investment income per the financial statements	$92,386,327
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2007	(156,636)
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2006	582,757
Net investment income per the Form 5500	$92,812,448

Questar Employee Investment Plan 2007 11-K

EIN 87-0407509

PLAN #002

		Questar Corporation Employee Investment Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2007
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
*	Questar Corporation	6,099,468 shares of common stock	[1]	$329,981,219
	Registered Investment Companies, Collective Trust Funds, and Money Market Funds:
	American Funds	The Growth Fund of America, 627,722 shares	[1]	21,342,539
	Barclays	U.S. Equity Market Index Fund, 123,551 units	[1]	4,984,033
	Baron	Small Cap Fund, 567,870 shares	[1]	13,532,351
	Fidelity	Advisor Diversified International Fund, 1,073,611 shares	[1]	23,823,423
	Fidelity	Advisor Mid Cap Fund, 577,360 shares	[1]	13,931,706
	Goldman Sachs	High-Yield Fund, 925,319 shares	[1]	7,060,181
	MFS	Total Return Fund, 1,132,425 shares	[1]	17,258,156
	PIMCO	Total Return Fund, 1,359,974 shares	[1]	14,538,117
	Van Kampen	Comstock Fund, 1,048,020 shares	[1]	18,319,395
	Vanguard	REIT Index Fund, 625,138 shares	[1]	8,439,359
*	Wells Fargo	S&P 500 Index Fund, 530,731 units	[1]	25,496,302
*	Wells Fargo	Short-term Investment Money Market Fund	[1]	9,542,962
*	Wells Fargo	Stable Return Fund, 1,044,072 units	[1]	44,596,460
*	Participant loans	Interest rates range from 5.00% to 10.50% maturing through 2017		8,253,012
	Total			$561,099,215

1  Investments are participant-directed, thus cost information is not applicable.

*  Indicates party-in-interest to the Plan.

Questar Employee Investment Plan 2007 11-K

8